                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
            SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 F.N.B. Corporation Progress Savings 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                               F.N.B. Corporation
                              One F.N.B. Boulevard
                               Hermitage, PA 16148

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                F.N.B. Corporation Progress Savings 401(k) Plan


Date: June 28, 2004             /s/ Tito L. Lima
     --------------------       ------------------------------------------------
                                Tito L. Lima
                                Corporate Controller

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

F.N.B. Corporation Progress Savings 401(k) Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                    Years ended December 31, 2003 and 2002




                                    CONTENTS

Report of Independent Registered Public Accounting Firm.................       1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................       2
Statement of Changes in Net Assets Available for Benefits...............       3
Notes to Financial Statements...........................................       4

Supplemental Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year).........      12
Schedule H, Line 4j -- Schedule of Reportable Transactions..............      14

             Report of Independent Registered Public Accounting Firm


Board of Directors
F.N.B. Corporation Progress Savings
  401(k) Plan

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Progress Savings 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP

June 17, 2004

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                       2003              2002
                                                   -----------       -----------
ASSETS
Investments at fair value:
  Guaranteed interest account                      $ 5,238,471       $ 5,521,034
  Interest in pooled separate accounts              12,894,072         9,020,625
  F.N.B. Corporation common stock                   17,239,950        12,338,958
Participant loans                                      397,203           239,146
                                                   -----------       -----------
Net assets available for benefits                  $35,769,696       $27,119,763
                                                   ===========       ===========


See accompanying notes.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


ADDITIONS
Investment income:
  Dividend and interest income                                       $ 1,161,662
  Net appreciation in fair value of investments                        6,200,766
                                                                     -----------
Total investment income                                                7,362,428

Contributions:
  Participant                                                          3,668,390
  Employer                                                             1,275,867
                                                                     -----------
Total contributions                                                    4,944,257
                                                                     -----------
Total additions                                                       12,306,685

DEDUCTIONS
Distributions to participants or beneficiaries                         3,358,244
Plan transfers                                                           264,695
Administrative expenses                                                   33,813
                                                                     -----------
Total deductions                                                       3,656,752
                                                                     -----------

Net increase                                                           8,649,933

Net assets available for benefits:
  Beginning of year                                                   27,119,763
                                                                     -----------
  End of year                                                        $35,769,696
                                                                     ===========


See accompanying notes.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002


1. DESCRIPTION OF PLAN

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan, covering all employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company (Pennsylvania division); First National Investment Services Company (Pennsylvania division); F.N.B. Investment Advisors, Inc.; and Customer Service Center of F.N.B., LLC (Pennsylvania division). Employees who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Beginning in 2003, participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. Prior to 2003, participating employees were limited to contributions of 20% of their compensation. The Corporation makes a matching contribution of 50% of the first 6% of a participant's salary deferral contribution. The amount of matching contributions is a discretionary percentage and may be changed.

Participants' savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participants may direct employee contributions in the following 21 investment options: Principal Stable Value Fund, Principal Government Securities Separate Account, Principal High Quality Interim-Term Bond Separate Account, Principal High Quality Long-Term Bond Separate Account, American Century Income Growth Separate Account, Principal Large Capital Stock Index Separate Account, Principal Medium Company Value Separate Account, Principal Total Market Stock Index Separate Account, Russell LifePoints Conservative Strategy Separate

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

Account, Russell LifePoints Moderate Strategy Separate Account, Russell LifePoints Balance Strategy Separate Account, Russell LifePoints Aggressive Strategy Separate Account, Russell LifePoints Equity Aggregate Strategy Separate Account, INVESCO Small Company Growth Separate Account, Principal Mid Cap Stock Index Separate Account, Principal Medium Company Growth Separate Account, Principal Small Company Value Separate Account, Principal Small Capital Stock Index Separate Account, Putnam Voyager Separate Account, Principal International Stock Separate Account and F.N.B. Corporation common stock.

Principal Financial Group, Inc. (Principal) is the trustee and custodian of all of the Plan's assets, with the exception of the F.N.B. Corporation common stock. The First National Trust Company is the custodian for the F.N.B. Corporation common stock.

The employer's discretionary contributions are used to purchase the Corporation's common stock. Beginning in 2003, participants who have attained age 55 are permitted to direct the trustee to invest the Corporation's discretionary portion of their account into any other investment that may be permitted under the Plan. Prior to 2003, participants who had attained the age of 59-1/2 were permitted to invest the Corporation's discretionary portion of their account into any other investment that may be permitted under the Plan.

DIVIDENDS ON F.N.B. CORPORATION COMMON STOCK

Dividends on F.N.B. Corporation common stock are automatically re-invested in the Plan for all participants. However, beginning in 2003, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with their voluntary contribution and the employer's matching contribution and an allocation of the Plan's net earnings as defined by the Plan.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer's matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

                            VESTING SCHEDULE
                     ------------------------------
                     YEARS OF SERVICE    PERCENTAGE
                     ----------------    ----------
                             1               20%
                             2               40%
                             3               60%
                             4               80%
                             5              100%

Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003 are 100% vested regardless of years of service performed.

FORFEITURES

Upon termination of a participant, the employer's matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan's administrative expenses. Any remaining balance is used by the employer to reduce future matching contributions. For the year ended December 31, 2003, forfeitures totaled $32,951 and were used to reduce plan expenses.

PAYMENT OF BENEFITS

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $5,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant's permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, except for distributions which are recorded when paid by the trustee. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

VALUATION OF INVESTMENTS

The pooled separate account investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in the guaranteed interest account are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the New York Stock Exchange under the trading symbol "FNB" and is valued using last trading price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

INVESTMENT INCOME

Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income is recorded an on accrual basis.

CONTRIBUTIONS

Participant contributions are recorded in the month withheld from participants' wages. Company contributions are recorded in the same month.

DISTRIBUTIONS TO PARTICIPANTS

Distributions to participants are recorded when paid by the trustee.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2003 and 2002, interest and dividend income, and net appreciation in fair value of investments for the year ended December 31, 2003 and reportable transactions for the year ended December 31, 2003, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS (CONTINUED)

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                   DECEMBER 31
                                                               2003             2002
                                                           -----------      -----------
     Guaranteed Interest Account                           $ 5,238,471      $ 5,521,034
     Principal Large Capital Stock Index Account             3,454,797        2,492,273
     Principal Government Securities Separate Account        1,382,619        1,418,472
     F.N.B. Corporation common stock*                       17,239,950       12,338,958

     *Includes nonparticipant-directed investments of $9,582,882 and $6,340,653 at December 31, 2003 and 2002, respectively.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                         2003
                                                                      ----------
     Guaranteed Interest Accounts                                     $  192,210
     Pooled separate accounts                                          2,215,967
     Common stock                                                      3,792,589
                                                                      ----------
                                                                      $6,200,766
                                                                      ==========

4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed F.N.B. Corporation common stock is as follows:

                                                             DECEMBER 31
                                                         2003            2002
                                                      ----------      ----------
     Investments at fair value:
     F.N.B. Corporation common stock                  $9,582,882      $6,340,653

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




4. NONPARTICIPANT-DIRECTED INVESTMENT (CONTINUED)

                                                                     YEAR ENDED
                                                                     DECEMBER 31
                                                                        2003
                                                                    -----------
     Beginning balance                                              $ 6,340,653
     Changes in net assets:
       Employer contributions                                         1,275,867
       Net appreciation in fair value of investments                  2,037,658
       Dividends                                                        610,529
       Distributions to participants or beneficiaries                  (547,006)
       Transfers to participant-directed investments                   (118,155)
       Administrative expenses                                          (16,664)
                                                                    -----------
     Ending balance                                                 $ 9,582,882
                                                                    ===========

5. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. PARTIES-IN-INTEREST TRANSACTIONS

The First National Trust Company is the custodian for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2003 and 2002, the Plan held an aggregate of 486,317 and 448,363 shares of F.N.B. Corporation common stock valued at $17,239,950 and $12,338,958, respectively.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                    Notes to Financial Statements (continued)




7. SUBSEQUENT EVENTS

Effective January 1, 2004, F.N.B. Corporation spun-off its Florida operations into a separate, independent public company, First National Bankshares of Florida, Inc. (FLB). As a result of the spin-off, F.N.B. Corporation stockholders received one share of FLB common stock for each share of the Corporation's common stock owned. FLB common stock became an approved investment option in the Plan, however no further contributions may be made into this investment option.

Also as a result of the spin-off, Customer Service Center of F.N.B., L.L.C. was dissolved and its Pennsylvania division employees were transferred to First National Bank of Pennsylvania.

                             Supplemental Schedules

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                     EIN: 25-1255406       Plan Number: 002

                     Schedule H, Line 4i--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003



         (B) IDENTITY OF ISSUE,
      BORROWER, LESSOR, OR SIMILAR    (C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE                       (E) CURRENT
(A)               PARTY                      OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE           (D) COST             VALUE
---               -----                      ----------------------------------------------           --------             -----
*    Principal Financial Group, Inc.  Stable Value Fund                                                  **             $ 5,238,471

*    Principal Financial Group, Inc.  Government Securities Separate Account                             **               1,382,619
                                      High Quality Interim-Term Bond  Separate Account                   **                 849,142
                                      High Quality Long-Term Bond Separate Account                       **                 426,119
                                      American Century Income Growth Separate Account                    **                 573,348
                                      Large Capital Stock Index Separate Account                         **               3,454,797
                                      Medium Company Value Separate Account                              **               1,407,960
                                      Total Market Stock Index Separate Account                          **                 478,358
                                      Russell LifePoints Conservative Strategy Separate Account          **                  43,690
                                      Russell LifePoints Moderate Strategy Separate Account              **                 153,318
                                      Russell LifePoints Balance Strategy Separate Account               **                 218,494
                                      Russell LifePoints Aggressive Strategy Separate Account            **                 133,424
                                      Russell LifePoints Equity Aggregate Strategy Separate Account      **                  50,267
                                      INVESCO Small Company Growth Separate Account                      **                 603,988
                                      Mid Cap Stock Index Separate Account                               **                 549,333
                                      Medium Company Growth Separate Account                             **                 176,949
                                      Small Company Value Separate Account                               **                 221,059
                                      Small Capital Stock Index Separate Account                         **                 494,839
                                      Putnam Voyager Separate Account                                    **                 721,245
                                      International Stock Separate Account                               **                 955,123
                                                                                                                        -----------
                                                                                                                         12,894,072

                     Schedule H, Line 4i--Schedule of Assets
                        (Held at End of Year) (continued)


         (B) IDENTITY OF ISSUE,
      BORROWER, LESSOR, OR SIMILAR    (C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE                       (E) CURRENT
(A)               PARTY                      OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE           (D) COST             VALUE
---               -----                      ----------------------------------------------           --------             -----
*    F.N.B. Corporation               Common stock--nonparticipant directed                          $8,016,116         $ 9,582,882
                                      Common stock--participant directed                                 **               7,657,068
                                                                                                                        -----------
                                                                                                                         17,239,950

*    Participant Loans                Interest rates ranging from 4.00% to 6.75% maturing
                                        through 2008                                                          0             397,203
                                                                                                                        -----------
     Total Assets                                                                                                       $35,769,696
                                                                                                                        ===========


*  Indicates party-in-interest to the Plan
** Column (d) has not been presented as this information is not applicable for participant directed investments.

                               F.N.B. Corporation
                          Progress Savings 401(k) Plan

                     EIN: 25-1255406       Plan Number: 002

            Schedule H, Line 4j--Schedule of Reportable Transactions

                          Year ended December 31, 2003


                     (B) DESCRIPTION OF ASSET                                               (H) CURRENT
  (A) IDENTITY OF   INCLUDING INTEREST RATE AND  (C) PURCHASE  (D) SELLING  (G) COST OF  VALUE OF ASSET ON  (I) NET GAIN
  PARTY INVOLVED    MATURITY IN CASE OF A LOAN      PRICE         PRICE        ASSET      TRANSACTION DATE    (LOSS)
Category (iii) - series of transactions in excess of 5% of plan assets


F.N.B. Corporation  Common Stock                 $ 1,945,282   $        --  $ 1,945,282     $ 1,945,282     $         --


There were no category (i), (ii) or (iv) reportable transactions during 2003.

Columns (e) and (f) are not presented as this information is not applicable.